UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                        Eagle Supply Group, Inc.
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                            (Name of Issuer)


                 Common Stock, $0.0001 par value per share
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                       (Title of Class of Securities)


                               269894 10 1
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                             (CUSIP Number)


                            James E. Helzer
                       8110 Russell Curry Road
                      Arlington, Texas  76001
                           (817) 572-8963
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   (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)


                             May 5, 2003
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        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]




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                               SCHEDULE 13D

CUSIP No.  269894 10 1                                     Page 2 of 6 Pages
           -----------

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1	NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James E. Helzer
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]

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3	SEC USE ONLY

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4	SOURCE OF FUNDS

        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(E)                                [ ]

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6	CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH  ------------------------------------------------------------
REPORTING          7    SOLE VOTING POWER
PERSON WITH
                        2,380,000
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                   8	SHARED VOTING POWER

               ------------------------------------------------------------
                   9	SOLE DISPOSITIVE POWER

                        2,380,000
               ------------------------------------------------------------
                  10	SHARED DISPOSITIVE POWER

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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,380,000
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                [ ]

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13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.0%
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14	TYPE OF REPORTING PERSON

        IN
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Item 1. Security and Issuer

        This Schedule relates to shares of common stock, $0.0001 par value per share ("Common Stock"), of Eagle Supply Group, Inc., a Delaware corporation (the "Issuer" or the "Company"), whose principal executive offices are located at 122 East 42nd Street, Suite 1618, New York, New York 10168 (this Amendment No. 1 to the Schedule 13D, together with the Initial
Schedule 13D filed on February 18, 2003 ("Initial Schedule 13D") are referred to herein, collectively as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously ascribed to them in the Initial Schedule 13D.


Item 6.	Contracts, Arrangements, Understandings or Relationships with
        Respect to Securities of the Issuer

        On February 6, 2003, the Company issued 1,000,000 shares of Common Stock and warrants to purchase up to 1,000,000 shares of Common Stock to the Reporting Person, as previously disclosed in the Initial Schedule 13D.

        Based on several conversations between Nasdaq and the Company's counsel subsequent to such issuance, the Company, the Reporting Person, and TDA Industries, Inc., a New York corporation and holder of a majority of the issued and outstanding shares of Common Stock ("TDA"), agreed to amend the Securities Purchase Agreement and Warrant.

        Accordingly, on May 5, 2003 the Reporting Person entered into the First Amendment to Securities Purchase Agreement, effective as of February 6, 2003, by and between the Company, the Reporting Person, and TDA ("Securities Purchase Agreement Amendment"), and First Amendment to Warrant, effective as of February 6, 2003, by and between the Company and the Reporting Person ("Warrant Amendment"). The changes to the Securities Purchase Agreement and Warrant set forth in the Securities Purchase Agreement Amendment and Warrant Amendment, respectively, are summarized below:

        A. Provisions were added to the Warrant which require approval by the Company's stockholders prior to (i) any adjustments of the exercise of the warrants below $0.875 per Warrant Share, and
             (ii) the Reporting Person's exercise of warrants exceeding 811,090 Warrant Shares ("Stockholder Solicitations").

        B. A provision was added to the Securities Purchase Agreement pursuant to which the Company agrees to seek a vote of the stockholders of the Company to approve the Stockholder Solicitations as soon as practicable following the filing of the Company's Form 10-Q for the quarter ended March 31, 2003.

        C. TDA was added as a party to the Securities Purchase Agreement, makes certain representations and warranties to the Reporting Person, and agrees to support any Company action to call for a stockholder vote on the Stockholder Solicitations and to vote all of the shares of Common Stock it beneficially owns in favor of the Stockholder Solicitations.

        The foregoing description of the contents of the Securities Purchase Agreement Amendment and Warrant Amendment is qualified in its entirety by reference to such agreements, copies of which are attached as Exhibit 3 and
Exhibit 4, respectively, to the Schedule 13D and are incorporated herein by reference.



                             Page 3 of 5 Pages

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Item 7.  Material to Be Filed as Exhibits

         Exhibit 3 First Amendment to Securities Purchase Agreement, dated as of May 5, 2003, by and between Eagle Supply Group, Inc., James E. Helzer, and TDA Industries, Inc. (filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on May 12, 2003 and incorporated by reference as an exhibit hereto).

         Exhibit 4 First Amendment to Warrant, dated as of May 5, 2003, by and between Eagle Supply Group, Inc. and James E. Helzer (filed as Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on May 12, 2003 and incorporated by reference as an exhibit hereto).














                             Page 4 of 5 Pages

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                                Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 2003                       /s/ James E. Helzer
                                           -------------------
                                           James E. Helzer


















                             Page 5 of 5 Pages

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                             INDEX TO EXHIBITS

Exhibit
Number                    Description of Exhibits
-------                   -----------------------



   3     --     First Amendment to Securities Purchase Agreement,
                dated as of May 5, 2003, by and between Eagle
                Supply Group, Inc., James E. Helzer, and TDA
                Industries, Inc. (filed as Exhibit 4.1 to the
                Issuer's Current Report on Form 8-K filed on May
                12, 2003 and incorporated by reference as an exhibit hereto).

   4     --     First Amendment to Warrant, dated as of May 5,
                2003, by and between Eagle Supply Group, Inc. and
                James E. Helzer (filed as Exhibit 4.2 to the
                Issuer's Current Report on Form 8-K filed on May
                12, 2003 and incorporated by reference as an exhibit hereto).




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